UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Change in Registrant’s Certifying Accountant

Resignation of MNP LLP

On March 4, 2024, MNP LLP (“MNP”) notified Visionary Holdings Inc. (the “Company”) that MNP has resigned as the Company’s independent certified public accounting firm effective as of March 4, 2024.

The audit report of MNP on the financial statements of the Company as of and for the years ended March 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that such audit report for the year ended March 31, 2023 included a paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

During MNP’s term of audit engagement from November 2021 to March 4, 2024, there were no disagreements with MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to MNP’s satisfaction, would have caused MNP to make reference in connection with its opinion to the subject matter of the disagreement.

During the years ended March 31, 2023 and 2022, and through March 4, 2024, there have been no reportable events requiring disclosures, as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

MNP did not seek the Company’s consent to its decision to resign as the Company’s independent registered public accounting firm. As a result, the Company’s Board of Directors or Audit Committee did not recommend or approve such decision.

The Company provided MNP with a copy of the above disclosure and requested that MNP furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of MNP’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of YCM CPA Inc.

Effective March 4, 2024, the Company has appointed YCM CPA Inc. (the “Successor Auditors”) as successor auditor of the Company and for the fiscal year ending March 31, 2024.

During the Company’s most recent two fiscal years and through March 4, 2024, on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending March 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Exhibit No.	Description

16.1	Letter dated March 6, 2024 from MNP LLP addressed to the Securities and Exchange Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

Date: March 6, 2024	By:	/s/ Rusheng (Ransom) Wu
Rusheng (Ransom) Wu
Chief Executive Officer

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